ION Geophysical Corporation

4203 Yoakum Blvd., Suite 100

Houston, Texas 77006

May 12, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:     ION Geophysical Corporation

Request to Withdraw Registration Statement on Form S-1

File No. 333-257757

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”), ION Geophysical Corporation, a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1 together with all exhibits and amendments thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on July 8, 2021.

The Registration Statement has not been declared effective by the Commission, and no securities were sold or will be sold under the Registration Statement. The Company is seeking withdrawal of the Registration Statement because it is not currently pursuing a public offering of securities. Therefore, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 under the Securities Act.

The Company requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

We would be grateful if you could please send copies of the written order granting withdrawal of the Registration Statement to ION Geophysical Corporation, Attn: Christopher T. Usher, President and Chief Executive Officer, 4203 Yoakum Blvd., Suite 100, Houston, Texas 77006, with a copy to J. Eric Johnson, Winston & Strawn LLP, 800 Capitol Street, Suite 2400, Houston, Texas 77002.

Please do not hesitate to contact J. Eric Johnson at (713) 651-2647 if you have any questions regarding the foregoing or if we can provide any additional information.

Very truly yours,

By:	/s/ Christopher T. Usher
Name:	Christopher T. Usher
Title:	President and Chief Executive Officer